UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

 Commission file number: 1-13908

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Invesco 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Invesco Ltd.
       1555 Peachtree Street, N.E.
       Atlanta, Georgia 30309

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Invesco 401(k) Plan
As of December 31, 2011 and 2010, and for the Year Ended December 31, 2011
With Report of Independent Registered Public Accounting Firm

Invesco 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010, and for the
Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Invesco Benefit Plans Committee
Invesco 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Invesco 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

Atlanta, GA
June 26, 2012

Invesco 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Investments, at fair value:
Cash and cash equivalents	$7,543,980	$5,530,747
Invesco Ltd. common shares	28,963,954	3,161,725
Mutual funds	158,710,753	146,058,452
Collective trust funds	262,229,948	231,450,589
Exchange traded funds	2,368,199	1,324,747
Total investments	459,816,834	387,526,260

Receivables:
Employer contributions	14,084,967	12,666,739
Investment income and trade receivables	65,288	1,555,693
Notes receivable from participants	6,525,843	5,518,137
Total receivables	20,676,098	19,740,569
Total assets	480,492,932	407,266,829

Liabilities
Due to brokers for purchases of securities	1,129,736	690,745
Total liabilities	1,129,736	690,745
Net assets reflecting all investments at fair value	479,363,196	406,576,084

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	(1,810,968)	(1,317,587)
Net assets available for benefits	$477,552,228	$405,258,497

See accompanying notes.

Invesco 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2011

Investment income (loss):
Net depreciation in fair value of investments	$(16,372,436)
Interest and dividends	6,857,292
Total investment income (loss)	(9,515,144)

Additions:
Contributions:
Employers	31,700,383
Participants	25,885,584
Rollovers from qualified plans	5,318,044
Total contributions	62,904,011

Interest income on notes receivable from participants	259,205
Transfer from Invesco ESOP	50,235,107
Other receipts	74,786
Total additions, net of investment losses	103,957,965

Deductions:
Benefits paid to participants	(31,460,409)
Administrative expenses	(203,825)
Total deductions	(31,664,234)

Net increase	72,293,731

Net assets available for benefits:
Beginning of year	405,258,497
End of year	$477,552,228

See accompanying notes.

Invesco 401(k) Plan

Notes to Financial Statements

December 31, 2011

1.    Plan Description
The following description of the Invesco 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document and summary Plan description.
General
The Plan, established and effective January 1, 2000, and restated and amended effective December 31, 2009, is a defined contribution plan for the benefit of qualifying employees of IVZ, Inc. (the Plan Sponsor); Invesco Management Group Inc. (IMG); Invesco Group Services, Inc.; Invesco Advisers, Inc.; Atlantic Trust Group, Inc. (Atlantic Trust); Invesco PowerShares Capital Management, LLC; WL Ross & Co., LLC (WL Ross); and Invesco Investment Advisers LLC (formerly Van Kampen Investments; Van Kampen Investor Services, Inc.; Van Kampen Advisors, Inc.; Van Kampen Asset Management; and Van Kampen Funds, Inc.) (collectively, the Employers) and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is Invesco Ltd. (Invesco).
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective June 1, 2010, the Van Kampen Companies were acquired by Invesco Ltd. All of the employees became eligible participants in the Plan as of the date of acquisition.
Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of their employment, provided they are eligible employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.
As of April 1, 2011, the Invesco ESOP, which included 325 participants with $50.2 million in assets, was merged into the Plan.
Plan Administration
The Invesco Benefit Plans Committee is the administrator of the Plan (the Plan Administrator). Charles Schwab Trust Company (CSTC) is the Plan's trustee and asset custodian.
Contributions
The Plan permits participants to make pretax elective deferrals of 1% to 75% of compensation, as defined, subject to certain limitations under the Internal Revenue Code (Code). Participants who attained the age of 50 during the year may make catch-up contributions for prior years in accordance with IRS guidelines. The Employers will not match these catch-up contributions.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

1.    Plan Description (continued)
The Employers are required to make matching contributions of 100% of the first 6% of compensation contributed by each participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the Plan year due to death, disability, or retirement upon reaching the age of 59½. For the years ended December 31, 2010 and December 31, 2011, the Employers made a discretionary contribution of 4.25% of the first $150,000 of compensation for each participant.

Effective July 1, 2007, new eligible employees were automatically enrolled in the Plan with a deduction of 5% of compensation being contributed to the Participant's account unless the Participant elected otherwise. The automatic enrollment deferral rate increased to 6%, effective April 1, 2009. In addition, a Roth Account option was established in the Plan. Participants are allowed to make Roth contributions which are included in the Participant's taxable income.
The Plan also accepts rollovers of distributions from other tax-qualified plans, including Roth rollover contributions.
Participant Accounts
The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant's account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants' accounts daily based on their relative account balances in each investment option.
Vesting
Eligible participants are immediately vested in all contributions to the Plan. A four year graded vesting provision was added for the discretionary profit sharing contribution, for those eligible employees hired after April 1, 2009. Forfeitures are used to reduce employer contributions. For the year ended December 31, 2011, forfeitures used to reduce employer contributions were $26,462.
Benefits
Benefits may be paid to a participant upon attainment of normal retirement age (59½), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant's account as of the date the record-keeper processes the distribution.
Any portion of a participant's account which is held in Invesco Ltd. common shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.
A participant is permitted an in-service withdrawal, on a quarterly basis, from the vested portion of his/her account if he/she has reached age 59½.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

1.    Plan Description (continued)
Participant Loans
The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the Employers is also considered. A participant may have only one outstanding loan at a time from the Plan or the Invesco Money Purchase Plan.
A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator. Principal and interest are paid ratably through bimonthly payroll deductions. Interest rates range from 4.25% to 10.5%. If a participant is terminated from employment, the loan balance becomes due and payable in full.
Plan Termination
The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board's designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, participants will remain 100% vested and the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under ERISA, the Plan's benefits are not insured by the Pension Benefit Guaranty Corporation.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
Risks and Uncertainties
The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

2.    Summary of Significant Accounting Policies (continued)
Income Recognition
Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Investment earnings are allocated to the participants’ accounts on a pro rata basis based on respective account balances.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.
Administrative Expenses
Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. A majority of administrative expenses are paid by the Employers. Invesco does not charge investment management fees related to the Plan’s trust funds.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.
The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

2.    Summary of Significant Accounting Policies (continued)
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.
3.    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
CSTC processes the value of the Plan's investments at the close of business daily. The Net Asset Values (NAV) for mutual funds are calculated by each investment company and disseminated to price vendors. CSTC uses pricing services to download the day's prices into their system for the various investments.
The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3.    Fair Value Measurements (continued)
Cash and Cash Equivalents:
Cash equivalents include cash investments in money market funds and interest bearing accounts. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the underlying funds, and are classified within level 1 of the valuation hierarchy. Cash investments in interest bearing accounts are very short-term in nature and are accordingly valued at cost plus accrued interest, which approximates fair value, and are classified within level 2 of the valuation hierarchy.
Common Stocks:
The common stock investments are valued at the closing price reported on the active market on which the individual securities are traded, and are classified within level 1 of the valuation hierarchy.
Mutual Funds:
The mutual fund investments are valued at the NAV of shares held by the Plan at year end which are quoted in an active market, and are classified within level 1 of the valuation hierarchy.
Collective Trust Funds:
The common collective trust fund investments are valued at their net unit value as calculated at year end by the fund's manager, and are classified within level 2 of the valuation hierarchy. The collective trust funds provide investment management expertise in a wide variety of asset classes and investment strategies incorporating growth, value, core, structured, stable value, international, real estate and alternative investment management styles and products. The price of and income generated by securities held directly and indirectly by the various collective trusts may decline in response to certain events, including those directly involving the issuers whose securities are owned by the trusts; general economic and market conditions; regional or global economic instability; and currency and interest rate fluctuations.
These collective trust funds include a stable value fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in this fund.
Exchange Traded Funds:
The exchange traded funds are valued at the closing price reported on the active market on which the individual funds are traded, and are classified within level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3.    Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

		Quoted Prices in	Other Significant	Significant
		Active Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$7,543,980	$1,018,297	$6,525,683	$—
Company common stock	28,963,954	28,963,954	—	—
Mutual funds:
U.S. funds	123,844,855	123,844,855	—	—
International funds	34,865,898	34,865,898	—	—
Collective trust funds:
U.S. funds	206,750,361	—	206,750,361	—
International funds	55,479,587	—	55,479,587	—
Exchange traded funds:
U.S. funds	1,655,423	1,655,423	—	—
International funds	712,776	712,776	—	—
Total assets at fair value	$459,816,834	$191,061,203	$268,755,631	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

		Quoted Prices in	Other Significant	Significant
		Active Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$5,530,747	$403,372	$5,127,375	$—
Company common stock	3,161,725	3,161,725	—	—
Mutual funds:
U.S. funds	111,272,728	111,272,728	—	—
International funds*	34,785,724	34,785,724	—	—
Collective trust funds:
U.S. funds	174,184,303	—	174,184,303	—
International funds*	57,266,286	—	57,266,286	—
Exchange traded funds:
U.S. funds	731,129	731,129	—	—
International funds	593,618	593,618	—	—
Total assets at fair value	$387,526,260	$150,948,296	$236,577,964	$—

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3.    Fair Value Measurements (continued)
* On December 22, 2010, the Invesco International Growth Fund (Level 1 asset) was removed from the investment options in the Plan and replaced with the Invesco International Growth Equity Trust Fund (Level 2 asset). As of that date, all assets in the Invesco International Growth Fund, $35,069,536, were transferred to the Invesco International Growth Equity Trust Fund.
4.    Investment Options
The Plan offers investment options that include mutual funds and collective trusts managed by Invesco National Trust Company and Invesco Advisers, Inc. Participants can also elect model portfolios that provide a broader, balanced option approach. A participant can choose from five portfolios made up of Plan fund offerings based on various risk tolerance levels.
The Personal Choice Retirement Account (PCRA) permits participants to establish an individual brokerage account through Charles Schwab, which allows participants to invest 100% of their total account in various mutual funds.
The Plan no longer allows new contributions into investments in Invesco Ltd. common shares. The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.
5.    Investments
The values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, are as follows:

2011
Invesco Stable Value Trust Fund (at contract value)*	$58,251,695
Invesco 500 Index Trust Fund	33,003,047
Invesco International Growth Equity Trust - Institutional Share Class	31,378,059
Invesco Ltd Common Shares	28,963,954
Invesco Small Cap Growth Fund - Institutional Share Class	26,978,057
Invesco Dynamics Fund - Institutional Share Class	26,370,704
Invesco Diversified Dividend Fund - Institutional Share Class	26,256,923
2010
Invesco Stable Value Trust Fund (at contract value)*	$46,041,321
Invesco International Growth Equity Trust - Institutional Share Class	33,913,386
Invesco 500 Index Trust Fund	30,997,947
Invesco Dynamics Fund - Institutional Share Class	29,092,510
Invesco Small Cap Growth Fund - Institutional Share Class	26,847,110
Invesco Diversified Dividend Fund - Institutional Share Class	22,988,802

Invesco 401(k) Plan

Notes to Financial Statements (continued)

5.    Investments (continued)
* The fair value of the Plan's investment in the Stable Value Trust Fund was $60,062,663 and $47,358,908 at December 31, 2011 and 2010, respectively.
Net depreciation in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2011, is as follows for each investment type:

Quoted market prices: Invesco Ltd. common shares	($8,136,247)
Mutual funds	(7,119,173)
Exchange traded funds	(197,006)
Net unit values determined by fund manager: Collective trust funds	(920,010)
Net depreciation in fair value of investments	($16,372,436)

6.    Fully Benefit-Responsive Contracts Held in Common Collective Trust Fund

The Plan invests in the Invesco Stable Value Trust (the Trust), which is the Plan’s only common collective trust fund investment that holds fully benefit-responsive investment contracts. The fair value of the Plan’s investment contracts held through the Trust at December 31, 2011 and 2010, is $60,062,663 and $47,358,908, respectively, and is included in collective trust fund investments, at fair value on the statements of net assets available for benefits. Also, presented on the Plan’s statement are the 2011 and 2010 year-end adjustments from fair value to contract value for the fully benefit-responsive investment contracts of ($1,810,968) and ($1,317,587), respectively.

The adjustments from fair value to contract value represent the Plan’s proportionate share of the Trust’s total adjustments, as reported in the December 31, 2011 audited financial statements of the Trust. Also, December 31, 2011 Trust information on the market yields and crediting interest rates for the Trust’s fully benefit-responsive investment contracts are reported in the notes to financial statements of the Trust.

7.    Related-Party Transactions
A significant portion of the Plan's assets are invested in mutual and collective trust funds managed by the Employers and their affiliates, Invesco National Trust Company, Invesco Advisers, Inc., and Invesco Investment Advisers LLC. Such funds are charged management fees by the Employers and their affiliates. As discussed in Note 2, Invesco does not charge investment management fees related to the Plan's trust funds.
At December 31, 2011 and 2010, the Plan held 1,441,710 and 131,410 common shares of Invesco Ltd., respectively, which represents an ownership interest in Invesco Ltd. of less than 1%.
8.    Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 17, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that

Invesco 401(k) Plan

Notes to Financial Statements (continued)

8.    Income Tax Status (continued)
the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.    Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$477,552,228	$405,258,497
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	1,810,968	1,317,587
Amounts allocated to withdrawn participants	(660,826)	(1,112,862)
Net assets available for benefits per the Form 5500	$478,702,370	$405,463,222

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2011
Benefits paid to participants per the financial statements	$31,460,409
Less 2010 amounts allocated to withdrawn participants	(1,112,862)
Add 2011 amounts allocated to withdrawn participants	660,826
Benefits paid to participants per the Form 5500	$31,008,373

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

9.    Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of the increase in net assets available for benefits from the financial statements to the Form 5500:

Year Ended December 31, 2011
Net increase in net assets available for benefits per the financial statements	$72,293,731
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	493,381
Amounts allocated to withdrawn participants	452,036
Net increase in net assets available for benefits per the Form 5500	$73,239,148

The accompanying financial statements present fully benefit responsive contracts held by the Trust at contract value. The Form 5500 requires such investments to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts held by the Trust represents a reconciling item.

Supplemental Schedule

Invesco 401(k) Plan

EIN#58-2287224 Plan Number #010

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2011

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

	Bank of America	Interest bearing account	6,525,683
*	Charles Schwab Trust Company	Cash	1,018,290
*	Charles Schwab Trust Company	Money Market Fund	7
*	Invesco Ltd.	Common shares	28,963,954
*	Invesco National Trust Company	Stable Value Trust Fund	60,062,663
*	Invesco National Trust Company	International Equity Trust Fund	16,133,544
*	Invesco National Trust Company	International Growth Equity Trust Fund	31,378,059
*	Invesco National Trust Company	Equity Real Estate Securities Trust Fund	12,434,095
*	Invesco National Trust Company	500 Index Trust Fund	33,003,047
*	Invesco National Trust Company	Structured Small Cap Value Equity Trust Fund	8,652,293
*	Invesco National Trust Company	Core Fixed Income Trust Fund	19,799,140
*	Invesco Investment Advisers LLC	VanKampen American Franchise Fund - Institutional Share Cl	19,219,425
*	Invesco Advisers, Inc.	Dynamics Fund, Institutional Share Class	26,370,704
*	Invesco Advisers, Inc.	Small Cap Growth Fund - Institutional Share Class	26,978,057
*	Invesco Investment Advisers LLC	VanKampen Growth & Income Fund - Institutional Share Cl	15,638,164
*	Invesco Advisers, Inc.	Diversified Dividend Fund - Institutional Class	26,256,923
*	Invesco Advisers, Inc.	Aisian Pacific Growth Fund- Class A	27,908
*	Invesco Advisers, Inc.	Aisia Pacific Growth Fund- Class Y	53,739
*	Invesco Advisers, Inc.	Balanced-Risk Allocation Fund, Class A	1,170,904
*	Invesco Advisers, Inc.	Balanced-Risk Allocation Fund, Class Y	2,985,802
*	Invesco Advisers, Inc.	Balanced-Risk Commodity Strategy Fund- Class A	3,350
*	Invesco Advisers, Inc.	Balanced-Risk Commodity Strategy Fund- Class Y	101,486
*	Invesco Advisers, Inc.	Capital Development Fund- Class A	86,290
*	Invesco Advisers, Inc.	Charter Fund, Class A	212,476
*	Invesco Advisers, Inc.	China Fund, Class A	62,070
*	Invesco Advisers, Inc.	China Fund, Class Y	53,030
*	Invesco Advisers, Inc.	Developing Markets Fund- Class A	135,418
*	Invesco Advisers, Inc.	Developing Markets Fund- Class Y	53,638
*	Invesco Advisers, Inc.	Disciplined Equity Fund- Class Y	352,007
*	Invesco Advisers, Inc.	Diversified Dividend Funds - Class A	14,571

Invesco 401(k) Plan

EIN#58-2287224 Plan Number #010

Schedule H, Line 4i - Schedule of Assets (continued)
(Held at End of Year)

December 31, 2011

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	Invesco Advisers, Inc.	Diversified Dividend Fund - Investor Class	7,827
*	Invesco Advisers, Inc.	Energy Fund, Class A	31,699
*	Invesco Advisers, Inc.	Equally Weighted S&P Fund- Class Y	9,852
*	Invesco Advisers, Inc.	European Small Company Fund- Class A	13,782
*	Invesco Advisers, Inc.	Floating Rate Fund- Class A	1,895
*	Invesco Advisers, Inc.	Floating Rate Fund- Class Y	48,971
*	Invesco Advisers, Inc.	Global Real Estate Fund, Class A	125,288
*	Invesco Advisers, Inc.	Gold & Precious Metals Fund, Class Y	41,680
*	Invesco Advisers, Inc.	High Yield Fund, Class A	122,685
*	Invesco Advisers, Inc.	High Yield Fund - Investor Class	158,051
*	Invesco Advisers, Inc.	International Growth Fund- Class Y	89,367
*	Invesco Advisers, Inc.	Global Growth Fund- Class Y	52,142
*	Invesco Advisers, Inc.	International Small Company Fund, Class Y	62,935
*	Invesco Advisers, Inc.	Leisure Fund - Investor Class	4,559
*	Invesco Advisers, Inc.	Mid Cap Core Equity Fund, Class A	101,584
*	Invesco Advisers, Inc.	Real Estate Fund- Investor Class	568
*	Invesco Advisers, Inc.	Select Real Estate Income Fund, Class A	178,530
*	Invesco Advisers, Inc.	Small Cap Equity Fund, Class A	92,952
*	Invesco Advisers, Inc.	Small Companies Fund, Class Y	2,254
*	Invesco Investment Advisers LLC	VanKampen American Franchise Fund- Class A	906
*	Invesco Investment Advisers LLC	VanKampen Comstock Fund- Class A	68,568
*	Invesco Investment Advisers LLC	VanKampen Comstock Fund- Class Y	310,367
*	Invesco Investment Advisers LLC	VanKampen Small Cap Value Fund- Class Y	851,621
*	Invesco Investment Advisers LLC	VanKampen Value Opportunities Fund- Class A	545,544
*	PowerShares	Active Low Duration Portfolio	7,646
*	PowerShares	Active U.S. Real Estate Fund	1,515
*	PowerShares	Aerospace & Defense Portfolio	1,161
*	PowerShares	American Fund Growth Fund	39,315
*	PowerShares	Buy Back Achievers	1,459
*	PowerShares	CEF Income Composite Portfolio	43,966
*	PowerShares	Cleantech Portfolio	3,442

Invesco 401(k) Plan

EIN#58-2287224 Plan Number #010

Schedule H, Line 4i - Schedule of Assets (continued)
(Held at End of Year)

December 31, 2011

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	PowerShares	DB 3x Sht 25+ Yr Treasury Bond ETN	12,558
*	PowerShares	DB Agriculture Fund	40,201
*	PowerShares	DB Base Metals Fund	27,975
*	PowerShares	DB Commodity Index Tracking Fund	88,277
*	PowerShares	DB Crude Oil Short	1,344
*	PowerShares	DB Energy Fund	4,143
*	PowerShares	DB G10 Currency Harvest Fund	9,290
*	PowerShares	DB Gold Fund	92,293
*	PowerShares	DB Oil Fund	4,485
*	PowerShares	DB Precious Metals Fund	35,022
*	PowerShares	DB Silver Fund	126,790
*	PowerShares	DB US Dollar Index Bullish Fund	9,235
*	PowerShares	DWA Developed Markets Technical Leaders Portfolio	980
*	PowerShares	DWA Emerging Markets Technical Leaders Portfolio	2,095
*	PowerShares	DWA Technical Leaders Portfolio	17,094
*	PowerShares	Dynamic Banking Sector Portfolio	4,716
*	PowerShares	Dynamic Basic Materials Sector Portfolio	1,901
*	PowerShares	Dynamic Biotechnology & Genome Portfolio	3,009
*	PowerShares	Dynamic Consumer Staples Sector Portfolio	24,896
*	PowerShares	Dynamic Energy Exploration & Production Portfolio	2,467
*	PowerShares	Dynamic Energy Sector Portfolio	21,746
*	PowerShares	Dynamic Financial Sector Portfolio	27,792
*	PowerShares	Dynamic Food & Beverage Portfolio	3,834
*	PowerShares	Dynamic Large Cap Value Portfolio	52,044
*	PowerShares	Dynamic Leisure and Entertainment Portfolio	4,486
*	PowerShares	Dynamic Networking Portfolio	3,886
*	PowerShares	Dynamic Oil & Gas Services Portfolio	102,010
*	PowerShares	Exchange Traded Fund	4,879
*	PowerShares	Dynamic Technology Sector Portofolio	5,534
*	PowerShares	Emerging Markets Infrastructure Portfolio	51,982

Invesco 401(k) Plan

EIN#58-2287224 Plan Number #010

Schedule H, Line 4i - Schedule of Assets (continued)
(Held at End of Year)

December 31, 2011

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	PowerShares	Emerging Markets Sovereign Debt Portfolio	93,881
*	PowerShares	FTSE RAFI US 1000 Portfolio	49,506
*	PowerShares	Financial Preferred Portfolio	28,848
*	PowerShares	FTSE RAFI Asia Pacific ex-Japan Portfolio	4,653
*	PowerShares	FTSE RAFI Developed Markets ex-US Portfolio	7,137
*	PowerShares	FTSE RAFI Developed Markets ex-US Small/Mid Portfolio	21,074
*	PowerShares	FTSE RAFI Emerging Markets Portfolio	122,936
*	PowerShares	FTSE RAFI US 1500 Small-Mid Portfolio	62,752
*	PowerShares	Fundamental High Yield Corporate Bond Fund	85,919
*	PowerShares	Fundamental Pure Mid Growth Portfolio	143,074
*	PowerShares	Global Agriculture Portfolio	34,561
*	PowerShares	Global Coal Portfolio	7,627
*	PowerShares	Global Gold & Precious Metals Portfolio	9,509
*	PowerShares	Global Listed Private Equity Portfolio	17,228
*	PowerShares	Global Steel Portfolio	16,740
*	PowerShares	Global Water Portfolio	20,040
*	PowerShares	Golden Dragon Halter USX China Portfolio	3,922
*	PowerShares	Ibbotson Alternative Completion Portfolio	2,580
*	PowerShares	India Portfolio	10,813
*	PowerShares	Insured National Municipal Bond Portfolio	9,614
*	PowerShares	International Corporate Bond Portfolio ETF	32,104
*	PowerShares	KBW High Dividend Yield Financial Portfolio	19,101
*	PowerShares	KBW Premium Yield Equity REIT Portfolio	53
*	PowerShares	Lux Nanotech Portfolio	12,100
*	PowerShares	MENA Frontier Countries Portfolio	8,317
*	PowerShares	Morningstar StockInvestor Core Portfolio	20,529
*	PowerShares	NASDAQ Internet Portfolio	10,153
*	PowerShares	Preferred Portfolio	26,457
*	PowerShares	QQQ Trust, Series 1	143,722
*	PowerShares	RiverFront Tactical Balanced Growth Portfolio	12,755
*	PowerShares	RiverFront Tactical Growth & Income Portfolio	119,589

Invesco 401(k) Plan

EIN#58-2287224 Plan Number #010

Schedule H, Line 4i - Schedule of Assets (continued)
(Held at End of Year)

December 31, 2011

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	PowerShares	S&P 500 High Beta Portfolio	9,380
*	PowerShares	S&P 500 High Quality Portfolio	2,114
*	PowerShares	S&P 500 Low Volatility Portfolio	77,885
*	PowerShares	S&P SmallCap Consumer Discretionary Portfolio	18,091
*	PowerShares	S&P SmallCap Consumer Staples Portfolio	5,095
*	PowerShares	S&P SmallCap Energy Portfolio	7,992
*	PowerShares	S&P SmallCap Health Care Portfolio	4,666
*	PowerShares	VRDO Tax-Free Weekly Portfolio	10,008
*	PowerShares	Water Resources Portfolio	1,870
*	PowerShares	WilderHill Clean Energy Portfolio	1,268
*	PowerShares	Pharmaceuticals Portfolio	39,477
	SSgA	S&P Mid Cap Index SL SF Fund-Cl II	9,847,231
	SSgA	Russell LC Value Index SL SF Fund-Cl II	9,208,967
	SSgA	Russell LC Growth Index SL SF Fund	17,495,491
	SSgA	Passive U.S. Bond Index SL SF Fund-Cl II	8,279,435
	SSgA	U.S. Inflation Protected Bond Fund	8,653,557
	SSgA	International Index SL Series Fund	7,967,984
	SSgA	Tuckerman REIT Index NL SF-Cl A	5,191,738
	PIMCO	Real Return Fund - Insititutional Share Class	12,030,078
	Artisan	Mid Cap Value Fund - Investor Class	12,399,842
	Lasso	Long & Short Strategic Opportunities Fund	14,122,703
	Self-directed brokerage accounts	Various non-Employer Mutual Funds	11,728,836
*	Participant Loans	Promissory notes, with interest ranging from 4.25% to 10.5%	6,525,843
		and varying maturities
			466,342,677

*Party in Interest

Note: Column (d) cost information is not applicable.